UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Corporate Governance Program for State-Owned Companies

Rio de Janeiro, February 13, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the release dated 01/29/2020, reports that its request to withdraw from the Corporate Governance Program for State-Owned Companies (Program) was answered by B3 and the company will be withdrawn from the Program as of today, according to the attached document.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

February 12, 2020

64/2020-DIE

Petróleo Brasileiro S.A. – Petrobras

Att. Mrs. Andrea Marques de Almeida,

Investor Relations Executive Officer

Re. Request to withdraw from the Corporate Governance Program for State-Owned Companies

Dear Madam,

We refer to the Letter DFINRI 0005/2020, sent on 1/29/2020, in which Petróleo Brasileiro S.A. - Petrobras (“Company”) requests withdraw from the State-Owned Companies Outstanding Governance Program (“Program”).

Therefore, B3 S.A. - Brasil, Bolsa, Balcão (“B3”) reports that the Company will be withdrawn from the Program as of 2-13-2020. Indeed, the company should not make any mention of compliance with the Program items, especially when referring to provisions related to Law no. 13303/16.

Moreover, B3 reports that, pursuant to article 13, paragraph 1, of the Program, the Company's final score is 56 points, only pending compliance with article 42 of the Program, concerning the commitment of the public controller.

Finally, B3 requests that the full content of this official letter be disclosed through the Empresas.NET System by 2-14-2020.

In case of doubt, please call Ana Paula Zane at (11) 2565-6626.

Best regards,

FLAVIA MOUTA	Digitally signed by FLAVIA MOUTA
FERNANDES:048255	FERNANDES:04825526705
26705	Data: 2020.02.12 06:39:08PM -03'00'

Flavia Mouta Fernandes

Issuers Executive Officer

B3 S.A. – Brasil, Bolsa, Balcão

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13,2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer